Exhibit 4.3

Nonqualified Stock Option Agreement under
the ViewSonic Corporation 1999 Stock Plan

(Revised as of May 1, 2002)

The person listed below is granted an option to purchase shares of Common Stock of ViewSonic Corporation pursuant to its 1999 Stock Plan as set forth in this Agreement.

Optionee:

Date of Grant:

Number of Shares:

Exercise Price:

When Option becomes Exercisable:	25% on date of grant, Additional 25% on each succeeding one year anniversary Option becomes fully vested on 3rd anniversary of grant

Effect of Change of Control	Option becomes immediately exercisable with respect to all shares

Expiration Date:

	Cause of Termination	Exercisability Period

Exercise Period following Termination of Employment	Death or Disability	1 Year

	Any other reason	3 Months

I understand that this Option Agreement is subject to the supplementary information set forth on the subsequent page of this Agreement, as well as the terms of the ViewSonic Corporation 1999 Stock Plan (Available on VSN or in Human Resources).  I acknowledge that I have also received the Informational Memorandum relating to the plan.

ViewSonic Corporation

Signature of person receiving grant

By:

Date:	Date:

Title:

1

Supplementary Information to
Nonqualified Stock Option Agreement

(Revised as of May 1, 2002)

1.             Grant of Option.  This Option is not an incentive stock option.

2.             Exercisability.   The Option becomes exercisable in cumulative installments, so that the vested portion of the Option may be exercised as to any or all of the Shares covered by an installment at any time or times after the installment vests and until this Option terminates.  Termination of employment (whether by reason of death or otherwise) does not cause the vesting of any additional shares.  Similarly, no event that occurs following the Optionee’s termination of employment shall cause the vesting of additional shares.

3.             Method of Exercising.  Some or all of the vested portion of this Option (but not less than 50 shares) may be exercised by Optionee upon delivery of the following documents to the Company:

(a)           Written notice specifying the number of whole Shares to be purchased;

(b)           Payment of the entire purchase price therefor in cash, by check, or in such other form of lawful consideration as the Committee may approve from time to time;

(c)           Such agreements or undertakings that are required by the Committee; and

(d)           Payment of any taxes (including withholding taxes) which may be required by the Committee.

4.             Assignments.  This Option shall be exercisable only by Optionee during Optionee’s lifetime.  The rights of Optionee under this Option may not be assigned or transferred except by will or by the laws of descent and distribution.

5.             No Rights as a Stockholder.  Optionee shall have no rights as a stockholder of any Shares covered by this Option until the date a certificate for the Shares has been issued to him or her following the exercise of the Option.

6.             Plan Provisions Govern.  This Option is made under the provisions of the Plan and shall be interpreted in a manner consistent with it.  Any provision in this Option that is inconsistent with the Plan shall be superseded and governed by the Plan.  A copy of the Plan is attached as Exhibit A.

7.             Legends on Certificates.  Optionee acknowledges that the certificates representing the Shares issued upon exercise of this Option may bear such legends and be subject to such restrictions on transfer as the Company may deem necessary to comply with all applicable state and federal securities laws and regulations.  Also, no shares may be issued if the issuance would not be in compliance with federal and state securities laws.